EXHIBIT 99.1

AGRIUM INC.

THIRD QUARTER 2012

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports third quarter results

November 7, 2012 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) of $129-million ($0.80 diluted earnings per share) for the third quarter of 2012, compared to net earnings of $293-million reported in the third quarter of 2011 ($1.85 diluted earnings per share).

The 2012 third quarter results included a pre-tax share-based payment expense of $53-million ($0.23 diluted earnings per share). The third quarter results also included a non-recurring charge of $66-million ($0.29 diluted earnings per share) related to environmental remediation liabilities and a $5-million ($0.02 diluted earnings per share) charge associated with the closure of our Courtright facility announced on August 29, 2012. Excluding these items, net earnings would have been $215-million ($1.34 diluted earnings per share) for the third quarter of 2012.1

“Agrium’s third quarter results demonstrated our competitive strengths in nitrogen and the ability of our Retail business to deliver solid earnings, even given the early spring season and after experiencing one of the worst droughts in U.S. history. Gross profit from our nitrogen business was the highest for a third quarter in our history, while Retail EBITDA2 nearly matched the outstanding results reported in the third quarter of 2011. Our results this quarter were impacted by the downtime at our potash operations associated with our substantial potash mine expansion and a weaker potash market stemming from uncertainties from ongoing negotiations with India and China,” said Mike Wilson, Agrium President and CEO. “Looking ahead, we are in an excellent position to continue to benefit from the robust agricultural fundamentals, as growers strive to make the most of the attractive crop price environment by optimizing their use of Agrium’s line of crop inputs and services,” added Mr. Wilson.

“Agrium has again recently demonstrated our commitment to returning capital to shareholders with a further doubling to our dividend and the successful completion of a significant share repurchase program. The increased dividend and Cdn$900-million substantial issuer bid are an indication of our confidence that the sector fundamentals and our integrated strategy will continue to deliver strong results for the benefit of shareholders. Agrium is committed to continuing to deliver value-added growth and we remain confident we can achieve our growth objectives while also continuing to grow our dividend over time,” added Mr. Wilson.

Agrium is providing guidance for the fourth quarter of 2012 of $1.50 to $1.90 diluted earnings per share. This excludes hedging gains or losses and share-based payments expense in our estimated fourth quarter results.3

[1]	Third quarter effective tax rate of 31 percent used for adjusted diluted earnings per share calculations.
[2]

Earnings from continuing operations before finance costs, income taxes, depreciation and amortization. See disclosure under the heading “Non-IFRS Financial Measures” in the section “Management’s Discussion and Analysis”.

[3]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2012 third quarter MD&A and additional assumptions in the section “Management’s Discussion and Analysis”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 7, 2012

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the third quarter of 2012 (three months ended September 30, 2012) are against results for the third quarter of 2011 (three months ended September 30, 2011). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. Certain financial measures in this MD&A are not prescribed by IFRS, and are defined in the Non-IFRS Financial Measures section of this MD&A.

The following interim MD&A is as of November 7, 2012 and should be read in conjunction with the consolidated interim financial statements for the three and nine months ended September 30, 2012 and 2011, and the annual MD&A included in our 2011 Annual Report to Shareholders to which our readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release.

The major assumptions made in preparing our fourth quarter guidance are outlined below and include but are not limited to:

•	Wholesale realized selling prices through the fourth quarter of 2012 will approximate current benchmark prices except for selling prices on volumes already committed under programs;

•	Wholesale produced fertilizer sales volumes will approximate sales volumes in the fourth quarter of 2011;

•	Unfavourable weather patterns in Western Canada are expected to result in lower fourth quarter ammonia sales versus the same period last year;

•	Capacity utilization for Wholesale’s potash facility will be approximately 10 percent lower than the fourth quarter of 2011 reflecting weak international potash demand;

•	Retail North America fertilizer margin percentages will be slightly higher and chemical percentages slightly lower than the margin percentages realized in the fourth quarter of 2011;

•	Retail North America fertilizer sales volumes will be at or slightly below volumes in the fourth quarter of 2011;

•	The average North American realized gas price will not deviate significantly from approximately $3.40 per MMBtu;

•	The effective tax rate for the fourth quarter of 2012 will approximate 31 percent;

•	Guidance issued excluding the fourth quarter effects of :

•	Share-based payments expenses or recoveries

•	Gains or losses on hedge positions

2012 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2012 third quarter consolidated net earnings (“net earnings”) were $129-million, or $0.80 diluted earnings per share, compared to net earnings of $293-million, or $1.85 diluted earnings per share, for the same quarter of 2011. Net earnings for the first nine months of 2012 were $1,144-million, or $7.21 diluted earnings per share, compared to $1,182-million, or $7.48 diluted earnings per share for the first nine months of 2011.

Financial Overview

(millions of U.S. dollars, except per share amounts	Three months ended September 30,				Nine months ended September 30,
and where noted)	2012	2011	Change	% Change	2012	2011	Change	% Change
Sales	2,962	3,141	(179)	(6)	13,425	12,293	1,132	9
Gross profit	798	888	(90)	(10)	3,468	3,288	180	5
Expenses	580	440	140	32	1,780	1,533	247	16
Net earnings from continuing operations before finance costs and income taxes (“EBIT”)	218	448	(230)	(51)	1,688	1,755	(67)	(4)
Net earnings from continuing operations	129	293	(164)	(56)	1,144	1,181	(37)	(3)
Net earnings	129	293	(164)	(56)	1,144	1,182	(38)	(3)
Diluted earnings per share from continuing operations	0.80	1.85	(1.05)	(57)	7.21	7.48	(0.27)	(4)
Diluted earnings per share	0.80	1.85	(1.05)	(57)	7.21	7.48	(0.27)	(4)
Effective tax rate (%)	31	28	N/A	3	28	28	N/A	—

Sales

Retail sales decreased by approximately 9 percent to $1.8-billion compared to the third quarter of 2011 and increased approximately 12 percent to $9.5-billion compared to the first nine months of 2011, respectively. 2012 third quarter sales decreased due to the early harvest and dry conditions throughout the U.S. versus the positive impact in 2011 of a late spring which pushed sales into the third quarter. Wholesale sales decreased slightly from 2011 to $1.1-billion and $4.1-billion, respectively, for the third quarter and the first nine months. Advanced Technologies (“AAT”) sales during the third quarter and for the first nine months of 2012 remained steady at $125-million and increased 20 percent to $438-million, respectively, compared to the same periods last year. This is attributed to acquisition activity in the second half of 2011.

Gross Profit

Our consolidated gross profit for the third quarter of 2012 decreased by $90-million compared to the third quarter of 2011. Consolidated gross profit for the first nine months of 2012 increased by $180-million compared to the same period last year. Highlights for the third quarter and first nine months of 2012 include the following:

•

Retail’s gross profit decreased $60-million for the third quarter but increased $135-million for the first nine months of 2012, compared to 2011, respectively. Crop protection products experienced an 11 percent decrease for the quarter compared to 2011, due to lower sales volumes; and

•

Wholesale’s gross profit decreased 10 percent to $358-million for the third quarter of 2012, compared to the third quarter of 2011, which resulted from a combination of factors including potash fixed costs being recorded directly to cost of product sold due to lower production volumes, lower phosphate sales prices and offset by increased nitrogen sales volumes and prices.

Expenses

The $140-million increase in expenses for the third quarter of 2012 compared to the third quarter of 2011 is mainly comprised of:

•

A $99-million unfavorable change in share-based payments expense, with $53-million in share-based payments expense in the third quarter of 2012 versus a recovery of $46-million in the third quarter of 2011, (see section “Other” for further discussion); and

•	An increase in environmental provisions of $61-million for legacy Canadian mines and our Conda sites.

These expense increases were partially offset by a $22-million decrease in Retail selling expenses (see section “Retail” for further discussion).

The following table is a summary of our other expenses (income) for the third quarter and first nine months of 2012 and 2011:

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Realized loss on derivative financial instruments	2	1	26	76
Unrealized gain on derivative financial instruments	(3)	(2)	(17)	(47)
Interest income	(31)	(24)	(66)	(57)
Foreign exchange loss (gain)	4	—	16	(42)
Environmental remediation and asset retirement obligations	66	5	78	29
Bad debt expense	6	6	30	33
Potash profit and capital tax	—	7	13	33
Other	2	7	2	32

	46	—	82	57

Effective Tax Rate

The effective tax rate was 31 percent for the third quarter of 2012 compared to 28 percent for the same period last year due to a higher proportion of income earned in higher taxed jurisdictions in 2012. The effective tax rate was 28 percent for the first nine months of 2012 and is comparable to the effective tax rate of 28 percent for the same period last year.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2012 third quarter sales were $1.8-billion, compared with the record third quarter sales of $2.0-billion in the same period last year. The decrease was due to the early season and the severe drought in the U.S., which impacted late-season demand for some crop input products and services as compared to last year’s strong third quarter, which resulted from a late spring in 2011. On a year-to-date basis, sales reached $9.5-billion, an increase of $1.0-billion over the same period last year. Gross profit was the second highest on record for a third quarter at $438-million, behind the $498-million earned in the third quarter last year. Retail reported earnings from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”) of $121-million in the third quarter of 2012, compared to $135-million in the third quarter of last year, as a result of lower earnings from our North American and South American operations. EBITDA from our Australian operations increased once again this quarter to $15-million, as compared to the $3-million reported in the same period last year, while EBITDA on a year-to-date basis has improved to $74-million, an increase of 91 percent over the first nine months last year.

Crop nutrient sales were $634-million this quarter, compared to $692-million in the third quarter of 2011. The $58-million decrease was mainly attributable to a 10 percent decline in total crop nutrient volumes across our Retail operations, which resulted from the early season as well as dry conditions that impacted fertilizer applications in key growing regions throughout the U.S. North American nutrient volumes were 11 percent lower this quarter, as compared to the same period last year. Gross profit for crop nutrients was $111-million this quarter, compared to the $124-million reported in the third quarter of 2011. Total crop nutrient margins were 18 percent in the third quarter of 2012, in-line with the same quarter last year.

Crop protection sales were $872-million in the third quarter of 2012, an 8 percent decrease from the $943-million in sales for the same period last year. Total crop protection gross profit this quarter was $202-million, compared to the $226-million reported in the third quarter of 2011. Similar to crop nutrients, the decrease in 2012 third quarter sales and gross profit was primarily due to the early spring season and dry conditions this year. Crop protection product margins as a percentage of sales were 23 percent for the third quarter of 2012, down 1 percent from the third quarter last year. Margins in our Australian operations improved to 20 percent this quarter, up 4 percent from the third quarter last year.

Seed sales were $56-million in the third quarter of 2012, compared to $85-million in the third quarter last year. Gross profit was $28-million this quarter, compared to $30-million in the third quarter of 2011. The decrease in both sales and gross profit was partially due to the early spring season, which pulled third quarter seed sales into the first half of 2012. Dry conditions across much of the U.S. Corn belt also resulted in slightly lower double crop soybean acres, as well as some delayed wheat plantings in the Western Plains states during the third quarter.

Sales of merchandise in the third quarter of 2012 were $105-million, compared to $134-million in the same period last year. Gross profit for this product line was $17-million this quarter, slightly below the $19-million reported in the third quarter of 2011.

Services and other sales were $167-million this quarter, a $10-million increase over the $157-million reported in the third quarter of 2011. Gross profit was $80-million in the third quarter of 2012, compared to $99-million for the same period last year. The decrease in gross profit this quarter was partially attributable to a lower proportion of sales from higher-margin application services, as compared to the same period last year.

Retail selling expenses for the third quarter of 2012 were $368-million, down $22-million from the $390-million reported in the third quarter last year. The decrease was due mainly to lower payroll expenses and performance incentives, which resulted from lower sales this quarter, as compared to the same period in 2011. Selling expenses as a percentage of sales were 20 percent in the third quarter of 2012, up by 1 percent over the same period last year. On a year-to-date basis, selling expenses as a percentage of sales were 13 percent, 1 percent lower than the same period in 2011.

Wholesale

Wholesale’s 2012 third quarter sales were $1.1-billion, slightly lower than the $1.2-billion reported in the same quarter last year. Gross profit for this quarter was $358-million, compared to $397-million for the third quarter of 2011. Wholesale’s EBITDA of $376-million in the third quarter of 2012 was 14 percent lower than the same period last year. The decline in earnings was primarily due to the previously announced eight week planned turnaround at the Vanscoy potash facility related to our brownfield expansion project and a longer than expected restart.

Nitrogen gross profit in the third quarter of 2012 was a record $271-million, an increase of 53 percent over the $177-million reported in the same quarter last year. These strong results were due to a combination of higher sales volumes, stronger realized sales prices, as well as lower input costs. Realized sales prices for ammonia were higher, while urea pricing remained relatively flat compared to the same period in 2011.

Total nitrogen sales volumes were 1.1 million tonnes, up 30 percent from the same period last year due to higher operating rates and stronger demand for both domestic and South American urea as a result of attractive crop prices and favorable growing conditions in Canada and Argentina. Nitrogen cost of product sold was $261 per tonne this quarter, lower than the $280 per tonne reported in the third quarter of 2011 due primarily to lower natural gas costs this quarter. Our average nitrogen margins were $256 per tonne this quarter, compared to $217 per tonne in the same period last year. The MOPCO nitrogen facility, in which we have a 26 percent equity investment, was restarted in mid-September 2012, however there is a one quarter lag in reporting equity earnings from this investment.

Agrium’s average natural gas cost in cost of product sold was $2.98/MMBtu this quarter ($3.21/MMBtu including the impact of realized losses on natural gas derivatives), compared to $3.95/MMBtu for the same period in 2011 ($4.13/MMBtu including the impact of realized losses on natural gas derivatives). The average natural gas cost this quarter was impacted by a $2/MMBtu surcharge on Argentine gas that the government imposed earlier this year. Hedging gains or losses on all gas derivatives are not taken into account for the calculation of gross profit and are included in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2012 was $2.81/MMBtu, compared to $4.19/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.62/MMBtu discount to NYMEX in the third quarter of 2012, significantly higher than the $0.33/MMBtu differential that existed in the third quarter of 2011.

Potash gross profit for the third quarter of 2012 was $23-million, compared to $102-million in the same quarter last year. The decrease was due primarily to lower sales volumes of 160,000 tonnes, compared to 347,000 tonnes in the third quarter of 2011, as well as lower realized sales prices in both domestic and international markets. The lower volumes were a result of the eight week planned turnaround at the Vanscoy facility related to our brownfield expansion project and some additional mining related challenges experienced this quarter. Production tonnes for the plant were 151,000 in the third quarter, compared to 372,000 in the third quarter of 2011. Domestic sales were constrained by supply, while international sales commitments were met with purchased potash product. International sales demand was lower than the same period last year, as a result of weaker demand from India and China. Potash cost of product sold was $363 per tonne this quarter, compared to $188 per tonne in the third quarter of 2011. The increase was due to the impact of fixed costs recorded directly to cost of product sold because of lower produced volumes. The resulting gross margin on a per tonne basis was $140 in the third quarter of 2012, compared to the $292 per tonne realized during the same quarter in 2011.

Phosphate gross profit was $47-million in the third quarter of 2012, compared to $82-million in the same quarter last year. This decrease was due primarily to lower realized sales prices, resulting from a more balanced market relative to the tight supply/demand situation that existed in the third quarter of 2011, as well as higher input costs. Realized sales prices were $703 per tonne this quarter compared to $784 per tonne in the same period last year. Phosphate cost of product sold was $519 per tonne in the third quarter of 2012, as compared to $487 per tonne in the same period last year. The increase in cost of product sold was due to higher rock and sulphur costs, compared to the same period last year. On a per tonne basis, gross margin in the third quarter of 2012 decreased to $184 per tonne, compared to $297 per tonne in the same period last year.

Wholesale’s Other product category, which is primarily comprised of ammonium sulfate and Rainbow granulated products, achieved gross profit of $17-million in the third quarter of 2012, compared to $15-million in the same period last year.

Product purchased for resale gross profit was down $21-million this quarter, compared to the third quarter of 2011. The decrease in gross profit was due to a combination of lower year-over-year margins on regular purchase for resale business globally and the purchase of potash from third party suppliers in order to meet international shipments that are normally filled through manufactured product. These potash purchases allowed a greater proportion of our manufactured product to be directed toward higher return domestic sales.

Wholesale expenses in the third quarter of 2012 were $46-million, compared to $4-million in the third quarter of 2011. A non-recurring environmental charge of $18-million was accrued in this quarter related to a recent review of environmental reclamation liabilities at our Conda facility. The year-over-year comparison was also impacted by a $17-million recovery in insurance in the third quarter of 2011.

Advanced Technologies

AAT gross profit was $28-million in the third quarter of 2012, an increase of $4-million over the $24-million reported in the same period last year. This was driven primarily by higher gross profit from stronger sales and margins from Environmentally Smart Nitrogen (“ESN”), attributable to increased demand resulting from the attractive crop price environment.

EBITDA was $4-million in the third quarter of 2012, exceeding the $3-million reported in the same period last year. EBITDA this quarter was impacted by a $5-million charge in other expenses associated with the closure of our Courtright facility during the third quarter of 2012.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2012 was a loss of $157-million, compared to a loss of $30-million for the third quarter of 2011. The unfavorable change was primarily driven by:

•

A $99-million increase in share-based payments expense, where there was a $53-million charge in the third quarter of 2012 compared to a $46-million recovery in the same quarter of 2011. The increase in share-based payments expense was largely caused by appreciation of our share price during the third quarter of 2012 compared to a decline in the share price in the same period for 2011; and

•	A $47-million increase in environmental remediation and asset retirement obligation expenses due to changes to expected cash outflows.

EBITDA for Other in the first nine months of 2012 was a loss of $261-million, compared to a loss of $142-million for the first nine months of 2011. The unfavorable change was comprised of:

•	A $170-million increase in share-based payments expense, where there was $126-million in charges for the first nine months of 2012 compared to recoveries of $44-million in the same period in 2011; and

•	A $37-million increase in environmental remediation and asset retirement obligation expenses.

This was offset by a $73-million increase in gross profit recovery for the first nine months at September 30, 2012 compared to a gross profit elimination for the first nine months at September 30, 2011 reflecting less inter-segment inventory not yet sold to external customers.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the nine-month period ended September 30, 2012.

As at (millions of U.S. dollars)	September 30, 2012	December 31, 2011	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	1,864	1,346	518	38%	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	3,082	1,984	1,098	55%	Increased sales activities and higher prices in Q3 2012 in addition to higher Retail vendor rebates.
Income taxes receivable	67	138	(71)	(51%)	Collection of the U.S. year end income tax receivable in Q1 2012 and an increase in the net U.S. income tax liability.
Inventories	2,623	2,956	(333)	(11%)	Decreased purchases in Q3 2012 due to market conditions.
Prepaid expenses and deposits	265	643	(378)	(59%)	Draw-down of prepaid inventory where typically Retail prepays for product at year end and takes possession of inventory throughout the year.
Assets of discontinued operations	—	70	(70)	(100%)	The entity remaining in discontinued operations at December 31, 2011 was sold in Q2 2012.
Current liabilities
Short-term debt	631	245	386	158%	Cash management strategies to complete the upcoming acquisition of the Agri-products Business from Viterra Inc. (“Viterra”) and for the share repurchase.
Accounts payable	2,832	2,959	(127)	(4%)	Draw-down of customer prepayments during the year, where typically customers enter into prepay agreements during the fourth quarter ahead of the spring application season offset by a combination of increased trade payables due to timing and accrued liabilities due to capital projects.
Income taxes payable	124	82	42	51%	Increase in the Canadian net income tax liability.
Current portion of long-term debt	522	20	502	2,510%	Floating rate bank loans and South American long-term debt, due at various dates within the next 12 months, were classified as current.

As at (millions of U.S. dollars)	September 30, 2012	December 31, 2011	$ Change	% Change	Explanation of the change in balance
Current portion of other provisions	128	68	60	88%	Increase in environmental remediation liabilities provisions in addition to movement of asset retirement obligations and environmental remediation liabilities from long-term to current.
Liabilities of discontinued operations	—	53	(53)	(100%)	The entity remaining in discontinued operations at December 31, 2011 was sold in Q2 2012.

Working capital	3,664	3,710	(46)	(1%)

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	Change
Cash provided by operating activities	1,135	249	886
Cash (used in) provided by investing activities	(948)	119	(1,067)
Cash provided by (used in) financing activities	281	(209)	490
Effect of exchange rate changes on cash and cash equivalents	50	(9)	59

Increase in cash and cash equivalents from continuing operations	518	150	368
Cash and cash equivalents used in discontinued operations	—	(30)	30

The sources and uses of cash for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 are summarized below:

Cash provided by operating activities – Drivers behind the $886-million source of cash increase

Source of cash

•   $797-million increase provided from changes in non-cash working capital. The increase was primarily driven by a reduction in inventory, a lower increase in receivables offset by a lower reduction in prepaid expenses and deposits for the first nine months of 2012 versus the first nine months of 2011.

•   $102-million resulting from an increase in net earnings from continuing operations adjusted for changes in non-cash items primarily associated with a $170-million change in share-based payments expense where there was an expense of $126-million for the first nine months of 2012 compared to a recovery of $44-million for the first nine months of 2011.

Cash (used in) provided by investing activities – Drivers behind the $1,067-million use of cash increase

Source of cash

•   $68-million decrease for acquisitions due to various small Retail acquisitions that occurred during the first nine months of 2012 versus more significant acquisitions including Evergro Canada, International Mineral Technologies, Cerealtoscana S.p.A. and Agroport during the first nine months of 2011.

•   $36-million decrease in purchase of investments.

•   $60-million increase provided from net change in non-cash working capital due to higher accounts payable related to capital expenditures.

Use of cash

•   $721-million decrease in proceeds from disposal of discontinued operations as $694-million was received in May 2011 from the sale of the majority of the Commodity Management businesses to Cargill, originally acquired as part of AWB Limited.

•   $435-million increase in capital expenditures primarily related to the Vanscoy potash expansion project.

Cash provided by (used in) financing activities – Drivers behind the $490-million source of cash increase

Source of cash

•   A $125-million increase due to the repayment of $125-million debentures in 2011 and no corresponding debenture repayment in 2012.

•   A $510-million increase in cash provided by short-term debt as $378-million was issued during the first nine months of 2012 versus a repayment of $132-million in the first nine months of 2011.

Use of cash

•   $97-million increase in dividends paid during the first nine months of 2012 as compared to the first nine months of 2011 resulting from quadrupling the dividends declared in December 2011 and more than doubling the dividends declared in June 2012 as compared to December 2011.

Capital Expenditures

	September 30,	September 30,
(millions of U.S. dollars)	2012	2011
Sustaining capital	390	252
Investing capital	475	178

Total	865	430

Our sustaining and investing capital expenditures increased in the first nine months of 2012 compared to the first nine months of 2011 due to continued activity on the Vanscoy potash expansion project.

Short-term Debt

Our short-term debt as at September 30, 2012 is summarized as follows:

(millions of U.S. dollars)	Total	Unutilized	Utilized
Multi-jurisdictional facility expiring 2016	1,600	1,175	425
North American facility expiring 2013	100	100	—
European facilities expiring 2013	321	152	169
South American facilities expiring 2012—2013	70	33	37

	2,091	1,460	631

Outstanding letters of credit		(187)

Remaining capacity available		1,273

Capital Management

On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 2022. The debentures were issued under our base shelf prospectus, which permits issuance in Canada and the U.S. of up to an additional $2.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to availability of funding in capital markets.

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares as at October 31, 2012 was approximately 149 million. On October 22, 2012 we purchased and cancelled 8.74 million Agrium shares tendered under an issuer bid for a total purchase price of Cdn$900-million. As at October 31, 2012, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.1 million.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars,	2012	2012	2012	2011	2011	2011	2011	2010
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	2,962	6,834	3,629	3,177	3,141	6,198	2,954	2,398
Gross profit	798	1,870	800	1,045	888	1,675	725	725
Net earnings from continuing operations	129	860	155	327	293	728	160	152
Net earnings	129	860	155	193	293	718	171	135
Earnings per share from continuing operations
-basic	0.80	5.44	0.97	2.05	1.86	4.61	1.02	0.97
-diluted	0.80	5.44	0.97	2.04	1.85	4.60	1.02	0.97
Earnings per share
-basic	0.80	5.44	0.97	1.20	1.86	4.55	1.09	0.86
-diluted	0.80	5.44	0.97	1.20	1.85	4.54	1.09	0.86

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia.

BUSINESS ACQUISITION

On March 19, 2012, we signed an agreement to acquire the majority of the Agri-products business of Viterra, consisting of approximately 90 percent of Viterra’s 258 Canadian farm centres; 17 Australian retail farm centres; a 34 percent interest in a nitrogen facility in Medicine Hat, Canada; storage and distribution assets; and other assets and liabilities (collectively the “Agri-products Business”). The purchase price is expected to be approximately Cdn$1.65-billion, including estimated working capital of Cdn$500-million. For further information on this agreement, please refer to Form 51-102F3, Material Change Report, dated March 20, 2012 filed on SEDAR at www.sedar.com. Agrium will acquire the Agrium Assets from Glencore International plc (“Glencore”) after Glencore acquires Viterra. Both Glencore’s acquisition of Viterra and Agrium’s acquisition of the Agri-products Business are subject to obtaining any required consents to transfers and regulatory clearances. Shareholders of Viterra approved the acquisition by Glencore on May 29, 2012. Glencore has received approval of its acquisition of Viterra under the Investment Canada Act on July 15, 2012, however other regulatory approvals remain outstanding.

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), owner of a 66 percent interest in the Medicine Hat nitrogen facility, will acquire Viterra’s 34 percent interest for Cdn$915-million. Accordingly, Agrium will not acquire an interest in the Medicine Hat facility. The agreement between Glencore and CF is subject to regulatory approval. Agrium will continue to receive the benefit of Viterra’s operating cash flow on the Medicine Hat nitrogen facility from March 31, 2012 to October 15, 2012.

NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA. We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under IFRS, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as determined in accordance with IFRS:

	Three months ended September 30, 2012					Three months ended September 30, 2011
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
EBITDA	121	376	4	(157)	344	135	438	3	(30)	546
Depreciation and amortization	52	64	7	3	126	43	45	6	4	98

EBIT	69	312	(3)	(160)	218	92	393	(3)	(34)	448

Finance costs related to long-term debt					(23)					(25)

Other finance costs					(9)					(17)
Income taxes					(57)					(113)

Net earnings from continuing operations					129					293

	Nine months ended September 30, 2012					Nine months ended September 30, 2011
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
EBITDA	827	1,424	26	(261)	2,016	689	1,467	22	(142)	2,036
Depreciation and amortization	145	152	20	11	328	126	128	17	10	281

EBIT	682	1,272	6	(272)	1,688	563	1,339	5	(152)	1,755

Finance costs related to long-term debt					(67)					(76)
Other finance costs					(29)					(42)
Income taxes					(448)					(456)

Net earnings from continuing operations					1,144					1,181

Schedule 5 “Schedule of Selected Retail and Consolidated information” also provides ratios and balances that are not recognized measures under IFRS and our method of calculation may not be comparable to other companies. Ratio definitions are provided on Schedule 5. We consider these non-IFRS measures to provide useful information to both management and investors in measuring our financial performance and financial condition.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting estimates, please refer to the “Critical Accounting Estimates” section of our 2011 annual Management’s Discussion and Analysis, which is contained in our 2011 Annual Report. Since the date of our 2011 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting estimates and judgments.

CHANGES IN ACCOUNTING POLICIES

For information regarding changes in accounting policies, please refer to the “Accounting Standards and Policy Changes Not Yet Implemented” section of our 2011 annual Management’s Discussion and Analysis, which is contained in our 2011 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 68 – 71 in our 2011 Annual Report has not changed materially since December 31, 2011.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2011 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Grain production problems in some of the world’s most important growing regions are expected to result in global grain ending stocks being drawn down to their lowest levels since 2007/08. As a result, new crop 2013 Chicago corn and wheat futures contracts in October averaged $6.32 per bushel and $8.56 per bushel respectively, 7 percent and 19 percent higher than previous records set in 2011. Global grain prices have responded in order to attract increased production through higher planted area, and weather-permitting, boosting yields through higher levels of crop inputs globally.

We expect that demand for top quality seed will be strong for the 2013 growing season. A combination of reduced seed supply due to the U.S. drought, high crop prices and improved genetic offerings should support higher seed prices and demand. The U.S. corn harvest is progressing at a record pace, which is expected to allow for an extended fall application season.

Crop nutrient prices are very attractive relative to crop prices and budgets, which should be supportive of strong crop input demand in most regions of the world. Strong demand, combined with reduced pipeline inventories should support producer shipments. Despite these robust fundamentals, the impact of global macroeconomic uncertainty will remain a consideration. The International Monetary Fund recently downgraded its 2013 global economic growth forecast and emphasized the potential risks to the economy. Economic risks may keep buyers and traders mindful of inventory risks, resulting in low buffer stocks and increased price volatility, particularly during periods of strong demand.

Nitrogen prices have been relatively stable in recent months, although U.S. Gulf and international urea prices recently took a step down. The ammonia market has been supported by gas restrictions in Trinidad as well as less net ammonia available from new projects than expected. The urea market has been largely balanced, as recent strong demand from India and the U.S. has offset new capacity in Qatar and higher Chinese export supplies during the low export tax window this year. The fundamentals for nitrogen demand moving into 2013 should remain positive. The wheat market is sending a strong signal to increase Northern Hemisphere winter wheat area. So far in its April to March fertilizer year, Indian urea imports are down 10 percent in 2012/13 compared to 2011/12, but a strong finish to the monsoon season is expected to support import demand for the next few months. Brazilian urea demand in the fourth quarter should be supported by the potential for an increased second corn crop and a higher sugarcane renewal rate than has been the case for the past few years.

The global phosphate market has shown signs of softness over the past month, however we still expect strong global demand in first half of 2013. Chinese phosphate exports have been approximately 30 percent lower in 2012 than last year, which has been largely offset by reduced Indian purchases and increased supply from Saudi Arabia. India is an important importer of phosphates and domestic fertilizer policy changes have led to reduced demand. Analysts expect Indian phosphate demand to stabilize and improve modestly in 2013, but the impacts of the current policy, weather and currency fluctuations in India remain an uncertainty.

Global potash demand has been weaker than the other two major nutrients, which has also impacted potash pricing. This is primarily due to uncertainty with respect to the timing and volume of new supply agreements with China and India, and is expected to have a significant impact on international shipment volumes in the fourth quarter. There are indications that Brazilian potash demand has been strong during the planting season and inventory levels have been drawn down. Domestic producer shipments into North American markets in the third quarter of 2012 were higher than the same quarter last year but concerns remain over the impact that the U.S. drought might have on fall application rates in the hardest hit drought areas.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and proposed acquisitions and divestitures, and the expected increase in Agrium’s dividend and intention to increase Agrium’s dividend over time and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the proposed acquisition of the Agri-products Business of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”) nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including litigation risk resulting from AWB having been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme. Furthermore, there are risks associated with the proposed acquisition of the Agri-products Business of Viterra, and the proposed transaction whereby Viterra’s 34 percent interest in the Medicine Hat Nitrogen Facility is acquired by CF, including: completion of the acquisition of Viterra by Glencore and the subsequent acquisition of the assets proposed to be purchased by Agrium, and the sale of Agri-products Business assets to CF, as well as the timing thereof; the receipt of the necessary regulatory approvals in respect of the assets proposed to be purchased by Agrium and CF and the satisfaction of other conditions precedent to closing; potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time, due in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets. The intention to increase the Corporation’s dividend in the future and ultimate decision to do so is subject to Corporate requirements being met as well as business and market fundamentals remaining positive.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2012 3rd Quarter Conference Call will be available in a listen-only mode beginning Wednesday, November 7, 2012 at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Sales	2,962	3,141	13,425	12,293
Cost of product sold	2,164	2,253	9,957	9,005

Gross profit	798	888	3,468	3,288
Expenses
Selling	389	409	1,300	1,250
General and administrative	145	39	408	241
Earnings from associates	—	(8)	(10)	(15)
Other expenses (note 3)	46	—	82	57

Earnings before finance costs and income taxes	218	448	1,688	1,755
Finance costs related to long-term debt	23	25	67	76
Other finance costs	9	17	29	42

Earnings before income taxes	186	406	1,592	1,637
Income taxes	57	113	448	456

Net earnings from continuing operations	129	293	1,144	1,181
Net earnings from discontinued operations	—	—	—	1

Net earnings	129	293	1,144	1,182

Attributable to:
Equity holders of Agrium	127	293	1,140	1,182
Non-controlling interest	2	—	4	—

Net earnings	129	293	1,144	1,182

Earnings per share attributable to equity holders of Agrium (note 4)
Basic earnings per share from continuing operations	0.80	1.86	7.22	7.49
Basic earnings per share from discontinued operations	—	—	—	—

Basic earnings per share	0.80	1.86	7.22	7.49

Diluted earnings per share from continuing operations	0.80	1.85	7.21	7.48
Diluted earnings per share from discontinued operations	—	—	—	—

Diluted earnings per share	0.80	1.85	7.21	7.48

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net earnings	129	293	1,144	1,182
Other comprehensive income (loss)
Items that may be reclassified to earnings
Available for sale financial instruments
Gains	—	—	—	1
Reclassifications to earnings	—	—	—	(2)
Foreign currency translation
Gains (losses)	110	(181)	97	(121)
Reclassifications to earnings	—	—	—	(23)
Other comprehensive income (loss) of associates	1	(1)	(1)	—

	111	(182)	96	(145)

Items that will not be reclassified to earnings
Actuarial losses on post-employment benefit plans
Losses	—	(26)	(22)	(26)
Deferred income taxes	—	7	6	7

	—	(19)	(16)	(19)

Other comprehensive income (loss)	111	(201)	80	(164)

Comprehensive income	240	92	1,224	1,018

Attributable to:
Equity holders of Agrium	236	92	1,219	1,025
Non-controlling interest	4	—	5	(7)

Comprehensive income	240	92	1,224	1,018

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Operating
Net earnings from continuing operations	129	293	1,144	1,181
Items not affecting cash
Depreciation and amortization	126	98	328	281
Earnings from associates	—	(8)	(10)	(15)
Share-based payments	53	(46)	126	(44)
Unrealized gain on derivative financial instruments	(3)	(2)	(17)	(47)
Unrealized foreign currency translation loss (gain)	—	3	(7)	11
Deferred income taxes	(31)	28	(44)	97
Other	73	10	89	43
Dividends from associates	—	—	3	16
Net changes in non-cash working capital	(332)	(203)	(477)	(1,274)

Cash provided by operating activities	15	173	1,135	249

Investing
Acquisitions, net of cash acquired	(5)	(118)	(77)	(145)
Proceeds from disposal of discontinued operations	—	27	—	721
Capital expenditures	(351)	(184)	(865)	(430)
Investments in associates	(20)	(15)	(10)	(15)
Purchase of investments	(4)	(3)	(7)	(43)
Proceeds from disposal of investments	—	—	—	36
Other	(3)	5	(49)	(5)
Net changes in non-cash working capital	31	—	60	—

Cash (used in) provided by investing activities	(352)	(288)	(948)	119

Financing
Short-term debt	285	(109)	378	(132)
Long-term debt issued	—	60	21	70
Transaction costs on long-term debt	(1)	—	(1)	—
Repayment of long-term debt	(6)	(1)	(9)	(134)
Dividends paid (a)	(79)	(9)	(115)	(18)
Shares issued, net of issuance costs	—	3	7	5

Cash provided by (used in) financing activities	199	(56)	281	(209)

Effect of exchange rate changes on cash and cash equivalents	56	(21)	50	(9)

(Decrease) increase in cash and cash equivalents from continuing operations	(82)	(192)	518	150
Cash and cash equivalents used in discontinued operations	—	(19)	—	(30)
Cash and cash equivalents – beginning of period	1,946	966	1,346	635

Cash and cash equivalents – end of period	1,864	755	1,864	755

Included in operating activities
Interest paid	44	55	102	115
Interest received	30	25	65	58
Income taxes paid	226	150	407	263
Included in investing activities
Interest paid	8	4	17	6

(a)	Dividends of $0.225 per share were paid January 19, 2012 to shareholders of record on January 1, 2012. Dividends of $0.50 per share were paid July 12, 2012 to shareholders of record on July 1, 2012.

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	September 30,		December 31,
	2012	2011(a)	2011
ASSETS
Current assets
Cash and cash equivalents	1,864	755	1,346
Accounts receivable	3,082	2,908	1,984
Income taxes receivable	67	—	138
Inventories	2,623	2,531	2,956
Prepaid expenses and deposits	265	347	643
Assets of discontinued operations	—	200	70

	7,901	6,741	7,137
Property, plant and equipment (note 5)	3,354	2,317	2,533
Intangibles	628	660	678
Goodwill	2,298	2,280	2,277
Investments in associates	414	406	355
Other assets	55	97	97
Deferred income tax assets	77	33	63

	14,727	12,534	13,140

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 6)	631	396	245
Accounts payable	2,832	2,476	2,959
Income taxes payable	124	34	82
Current portion of long-term debt (note 6)	522	59	20
Current portion of other provisions (note 5)	128	39	68
Liabilities of discontinued operations	—	83	53

	4,237	3,087	3,427
Long-term debt (note 6)	1,607	2,118	2,098
Provisions for post-employment benefits	202	158	192
Other provisions (note 5)	425	306	299
Other liabilities	75	72	59
Deferred income tax liabilities	605	580	637

	7,151	6,321	6,712

Shareholders’ equity
Share capital	2,001	1,993	1,994
Retained earnings	5,465	4,288	4,420
Accumulated other comprehensive income (loss) (note 8)	105	(69)	10

Equity holders of Agrium	7,571	6,212	6,424
Non-controlling interest	5	1	4

Total equity	7,576	6,213	6,428

	14,727	12,534	13,140

(a)	Certain amounts have been restated to reflect adjustments from the finalization of the AWB Limited acquisition.

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares (a)	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 8)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2010	158	1,982	3,134	69	5,185	8	5,193

Net earnings	—	—	1,182	—	1,182	—	1,182
Other comprehensive income (loss)
Available for sale financial instruments	—	—	—	(1)	(1)	—	(1)
Actuarial loss on post-employment benefit plans	—	—	(19)	—	(19)	—	(19)
Foreign currency translation	—	—	—	(137)	(137)	(7)	(144)

Comprehensive income (loss)	—	—	1,163	(138)	1,025	(7)	1,018
Dividends ($0.055 per share)	—	—	(9)	—	(9)	—	(9)
Share-based payment transactions	—	11	—	—	11	—	11

September 30, 2011	158	1,993	4,288	(69)	6,212	1	6,213

December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	1,140	—	1,140	4	1,144
Actuarial loss on post-employment benefit plans	—	—	(16)	—	(16)	—	(16)
Foreign currency translation	—	—	—	96	96	1	97
Other comprehensive loss of associates	—	—	—	(1)	(1)	—	(1)

Comprehensive income	—	—	1,124	95	1,219	5	1,224
Dividends ($0.50 per share)	—	—	(79)	—	(79)	—	(79)
Dividends of non-controlling interest	—	—	—	—	—	(4)	(4)
Share-based payment transactions	—	7	—	—	7	—	7

September 30, 2012	158	2,001	5,465	105	7,571	5	7,576

(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Agrium (with its subsidiaries) is a major retail supplier of agricultural products and services in North and South America, Australia and Europe and a leading global producer and marketer of agricultural nutrients and industrial products. We produce and market three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release crop nutrients and micronutrients. Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada. Our operations are conducted globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, U.S.

Agrium operates three strategic business units:

•	Retail operates in North and South America and Australia and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 6, 2012. We prepared these interim financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including International Accounting Standard 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2011 Annual Report, available at www.agrium.com. We prepared these interim financial statements using the same accounting policies and critical accounting estimates we applied in our 2011 Annual Report.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

2.	Business Acquisition

On March 19, 2012, we signed an agreement with Glencore International plc (“Glencore”) to acquire the majority of the Agri-products business of Viterra Inc. (“Viterra”), consisting of approximately 90 percent of Viterra’s 258 Canadian farm centres; 17 Australian retail farm centres; a 34 percent interest in a nitrogen facility in Medicine Hat, Canada; storage and distribution assets; and other assets and liabilities (collectively the “Agri-products Business”).

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Key features of the acquisition:

•

Agrium will acquire the Agri-products Business from Glencore after Glencore acquires Viterra. Both Glencore’s acquisition of Viterra and Agrium’s acquisition of the Agri-products Business are subject to obtaining required consents to transfers and regulatory clearances. Shareholders of Viterra approved the acquisition by Glencore on May 29, 2012. Glencore has received approval of its acquisition of Viterra under the Investment Canada Act, however regulatory approval remains outstanding from the Ministry of Commerce, China. Agrium is responsible for obtaining regulatory clearances for its acquisition of the Agri-products Business. Should Agrium not obtain regulatory clearance within the maximum time frames specified in the agreement, the Agri-products Business may be sold or transferred to Agrium or a third party under a hold separate arrangement. Accordingly, Agrium is exposed to the risk that the proceeds of any such sale may be for an amount less than the portion of the purchase price allocated to such assets. Agrium will not own or operate the assets until acquisition of the Agri-products Business closes.

•

The acquisition price is subject to various terms and conditions including adjustments for: approximately 10 percent of Viterra’s farm centres excluded from the purchase; working capital; and the accrual to Agrium of Viterra’s operating cash flow on the Agri-products assets from March 31, 2012 to October 15, 2012. Following adjustment for the excluded farm centres, and before adjustment for operating cash flows, the purchase price for the Agri-products Business is expected to be approximately Cdn$1.65-billion, including estimated working capital of Cdn$500-million.

•

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), owner of a 66 percent interest in the Medicine Hat nitrogen facility, will acquire Viterra’s 34 percent interest for Cdn$915-million, subject to certain adjustments. Accordingly, Agrium will not acquire an interest in the Medicine Hat facility. The agreement between Glencore and CF is subject to regulatory approval.

•

Agrium has agreed to advance Cdn$1.775-billion to Glencore at the time Glencore is first required to pay for Viterra shares. The advance will be guaranteed by Glencore, secured by shares of Viterra and will not bear interest. The advance will be repayable in cash from proceeds of Glencore’s sale of the Medicine Hat facility or other assets, or by the transfer of Agri-products Business assets to Agrium, or other purchase adjustments. Should Agrium not obtain regulatory clearances or otherwise not be entitled to acquire any portion of the Agri-products Business within the 19-month period from Glencore’s acquisition of Viterra, Glencore will repay Agrium cash equal to the purchase price allocated by the agreement to any assets not acquired. In support of its obligations, Agrium has provided a letter of credit for Cdn$85-million.

3.	Expenses

Other expenses	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Realized loss on derivative financial instruments	2	1	26	76
Unrealized gain on derivative financial instruments	(3)	(2)	(17)	(47)
Interest income	(31)	(24)	(66)	(57)
Foreign exchange loss (gain)	4	—	16	(42)
Environmental remediation and asset retirement obligations	66	5	78	29
Bad debt expense	6	6	30	33
Potash profit and capital tax	—	7	13	33
Other	2	7	2	32

	46	—	82	57

The Board of Directors granted 250,831 Performance Share Units on January 1, 2012 and 258,132 Tandem Stock Appreciation Rights with a grant price of $88.27 on March 20, 2012 to officers and employees.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

4.	Earnings Per Share

Attributable to equity holders of Agrium	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Numerator
Net earnings from continuing operations	127	293	1,140	1,181
Net earnings from discontinued operations	—	—	—	1

Net earnings for the period	127	293	1,140	1,182

Denominator (millions)
Weighted average number of shares outstanding for basic earnings per share	158	158	158	158
Dilutive instruments – stock options	—	—	—	—

Weighted average number of shares outstanding for diluted earnings per share	158	158	158	158

On October 22, 2012 we purchased and cancelled 8.74 million Agrium shares tendered under an issuer bid for a total purchase price of Cdn$900-million.

5.	Property, Plant and Equipment

During the nine months ended September 30, 2012, we added $515-million to assets under construction at our Vanscoy Potash facility.

In March 2012, we recorded an asset retirement obligation for the phosphogypsum stack system at our Conda, Idaho phosphate facility. Included in the provision of $139-million are costs to address phosphogypsum stack decommissioning at the Conda facility, including post-closure monitoring. The provision was based on negotiations with government authorities, which are ongoing. Timing of the expenditures is contingent on, among other things, the completion of negotiations with government authorities, completion of engineering and planning for the work, and approval of engineering and planning by government authorities. Because various circumstances may affect the timing and amount of expenditures, we may change our provision as new information becomes available.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

6.	Debt

	September 30, 2012			December 31, 2011
	Total	Unutilized	Utilized	Utilized
Short-term debt
Multi-jurisdictional facility expiring 2016	1,600	1,175	425	—
North American facility expiring 2013	100	100	—	—
European facilities expiring 2013	321	152	169	178
South American facilities expiring 2012 - 2013	70	33	37	67

	2,091	1,460	631	245

Outstanding letters of credit		(187)

Remaining capacity available		1,273

Long-term debt
Floating rate bank loans due 2013 - 2016			33	35
Fixed and floating rate bank loans due 2012 - 2014			110	95
Floating rate bank loans due 2013			460	460
6.125% debentures due 2041			500	500
6.75% debentures due 2019			500	500
7.125% debentures due 2036			300	300
7.7% debentures due 2017			100	100
7.8% debentures due 2027			125	125
Other			22	23

			2,150	2,138
Unamortized transaction costs			(21)	(20)
Current portion of long-term debt			(522)	(20)

			1,607	2,098

On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 2022. The debentures were issued under our base shelf prospectus, which permits issuance in Canada and the U.S. of up to an additional $2.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to availability of funding in capital markets.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

7.	Financial Instruments

Fair value of financial instruments	Level 1	Level 2	Total
September 30, 2012
Fair value through profit or loss
Cash and cash equivalents	1,864	—	1,864
Gas, power and nutrient derivative financial instruments	(20)	8	(12)
Available for sale	33	—	33

September 30, 2011
Fair value through profit or loss
Cash and cash equivalents	755	—	755
Foreign exchange derivative financial instruments	—	(9)	(9)
Gas, power and nutrient derivative financial instruments	(37)	11	(26)
Available for sale	16	—	16

December 31, 2011
Fair value through profit or loss
Cash and cash equivalents	1,346	—	1,346
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(38)	12	(26)
Available for sale	10	—	10

We do not measure any of our financial instruments using Level 3 inputs. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended September 30, 2012.

8.	Accumulated Other Comprehensive Income

	Available for	Foreign	Comprehensive	Total accumulated
	sale financial	currency	loss of	other comprehensive
	instruments	translation	associates	income (loss)
December 31, 2010	—	69	—	69

Gains (losses)	1	(114)	—	(113)
Reclassification to earnings	(2)	(23)	—	(25)

September 30, 2011	(1)	(68)	—	(69)

December 31, 2011	(1)	11	—	10

Gains (losses)	—	96	(1)	95

September 30, 2012	(1)	107	(1)	105

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

9.	Operating Segments

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Sales
Retail
Crop nutrients	634	692	4,028	3,507
Crop protection products	872	943	3,433	3,046
Seed	56	85	1,084	1,002
Merchandise	105	134	392	486
Services and other	167	157	567	440

	1,834	2,011	9,504	8,481

Wholesale
Nitrogen	548	405	1,675	1,456
Potash	80	167	465	621
Phosphate	183	217	596	661
Product purchased for resale	281	335	1,111	1,195
Other	45	52	219	189

	1,137	1,176	4,066	4,122

Advanced Technologies	125	125	438	364

Other	(134)	(171)	(583)	(674)

	2,962	3,141	13,425	12,293

Inter-segment sales
Retail	3	3	18	21
Wholesale	121	153	506	589
Advanced Technologies	10	15	59	64

	134	171	583	674

Net earnings
Retail	69	92	682	563
Wholesale	312	393	1,272	1,339
Advanced Technologies	(3)	(3)	6	5
Other	(160)	(34)	(272)	(152)

Earnings before finance costs and income taxes	218	448	1,688	1,755
Finance costs related to long-term debt	23	25	67	76
Other finance costs	9	17	29	42

Earnings before income taxes	186	406	1,592	1,637
Income taxes	57	113	448	456

Net earnings from continuing operations	129	293	1,144	1,181
Net earnings from discontinued operations	—	—	—	1

Net earnings	129	293	1,144	1,182

	September 30, 2012	December 31, 2011
Total assets
Retail	8,183	7,685
Wholesale	3,999	2,997
Advanced Technologies	512	474
Other	2,033	1,914
Discontinued operations	—	70

	14,727	13,140

AGRIUM INC.

Results by Segment

(Unaudited - millions of U.S. dollars)

Schedule 1a

	Three months ended September 30,
	2012
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	1,831	1,016	115	—	2,962
- inter-segment	3	121	10	(134)	—

Total sales	1,834	1,137	125	(134)	2,962
Cost of product sold	1,396	779	97	(108)	2,164

Gross profit	438	358	28	(26)	798

Gross profit (%)	24	31	22		27

Selling expenses	368	10	14	(3)	389
EBITDA (1)	121	376	4	(157)	344
EBIT (2)	69	312	(3)	(160)	218

	Three months ended September 30,
	2011
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	2,008	1,023	110	—	3,141
- inter-segment	3	153	15	(171)	—

Total sales	2,011	1,176	125	(171)	3,141
Cost of product sold	1,513	779	101	(140)	2,253

Gross profit	498	397	24	(31)	888

Gross profit (%)	25	34	19		28

Selling expenses	390	10	14	(5)	409
EBITDA (1)	135	438	3	(30)	546
EBIT (2)	92	393	(3)	(34)	448

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.

AGRIUM INC.

Results by Segment

(Unaudited - millions of U.S. dollars)

Schedule 1b

	Nine months ended September 30,
	2012
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	9,486	3,560	379	—	13,425
- inter-segment	18	506	59	(583)	—

Total sales	9,504	4,066	438	(583)	13,425
Cost of product sold	7,535	2,676	353	(607)	9,957

Gross profit	1,969	1,390	85	24	3,468

Gross profit (%)	21	34	19		26

Selling expenses	1,238	30	41	(9)	1,300
EBITDA (1)	827	1,424	26	(261)	2,016
EBIT (2)	682	1,272	6	(272)	1,688

	Nine months ended September 30,
	2011
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	8,460	3,533	300	—	12,293
- inter-segment	21	589	64	(674)	—

Total sales	8,481	4,122	364	(674)	12,293
Cost of product sold	6,647	2,696	287	(625)	9,005

Gross profit	1,834	1,426	77	(49)	3,288

Gross profit (%)	22	35	21		27

Selling expenses	1,198	29	33	(10)	1,250
EBITDA (1)	689	1,467	22	(142)	2,036
EBIT (2)	563	1,339	5	(152)	1,755

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.

AGRIUM INC.

Product Lines

(Unaudited - millions of U.S. dollars)

Schedule 2

	Three months ended September 30,						Nine months ended September 30,
	2012			2011			2012			2011
	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit
Retail(2)
Crop nutrients	634	523	111	692	568	124	4,028	3,362	666	3,507	2,891	616
Crop protection products	872	670	202	943	717	226	3,433	2,708	725	3,046	2,393	653
Seed	56	28	28	85	55	30	1,084	887	197	1,002	805	197
Merchandise	105	88	17	134	115	19	392	320	72	486	423	63
Services and other	167	87	80	157	58	99	567	258	309	440	135	305

	1,834	1,396	438	2,011	1,513	498	9,504	7,535	1,969	8,481	6,647	1,834

Wholesale
Nitrogen	548	277	271	405	228	177	1,675	806	869	1,456	804	652
Potash	80	57	23	167	65	102	465	202	263	621	229	392
Phosphate	183	136	47	217	135	82	596	444	152	661	401	260
Product purchased for resale	281	281	—	335	314	21	1,111	1,082	29	1,195	1,136	59
Other	45	28	17	52	37	15	219	142	77	189	126	63

	1,137	779	358	1,176	779	397	4,066	2,676	1,390	4,122	2,696	1,426

Advanced Technologies
Turf and ornamental	67	57	10	87	71	16	251	210	41	230	187	43
Agriculture	58	40	18	38	30	8	187	143	44	134	100	34

	125	97	28	125	101	24	438	353	85	364	287	77

Other inter-segment eliminations	(134)	(108)	(26)	(171)	(140)	(31)	(583)	(607)	24	(674)	(625)	(49)

Total	2,962	2,164	798	3,141	2,253	888	13,425	9,957	3,468	12,293	9,005	3,288

(1)	Includes depreciation and amortization.
(2)	International Retail net sales were $602-million (2011 - $611-million) and gross profit was $114-million (2011 - $121-million) for the three months ended September 30. International Retail net sales were $2,001-million (2011 - $2,044-million) and gross profit was $353-million (2011 - $370-million) for the nine months ended September 30.

AGRIUM INC.

Selected Volumes and Sales Prices

(Unaudited)

Schedule 3a

	Three months ended September 30,
	2012				2011
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
Domestic	677	612			763	594
International	349	634			378	630

Total crop nutrients	1,026	619	509	110	1,141	606	498	108

Wholesale
Nitrogen
Domestic
Ammonia	214	560			207	505
Urea	391	574			228	582
Other	214	372			222	384

Total domestic	819	517			657	491
International	241	517			160	521

Total nitrogen	1,060	517	261	256	817	497	280	217

Potash
Domestic	117	564			141	597
International	43	333			206	401

Total potash	160	503	363	140	347	480	188	292

Phosphate	260	703	519	184	277	784	487	297

Product purchased for resale	714	393	393	—	599	559	524	35

Other
Ammonium sulfate	73	393	200	193	93	366	219	147
Other	32				39

Total other	105				132

Total Wholesale	2,299	495	339	156	2,172	541	358	183

AGRIUM INC.

Selected Volumes and Sales Prices

(Unaudited)

Schedule 3b

	Nine months ended September 30,
	2012				2011
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
Domestic	5,267	625			4,823	563
International	1,208	612			1,379	574

Total crop nutrients	6,475	622	519	103	6,202	565	466	99

Wholesale
Nitrogen
Domestic
Ammonia	860	608			775	560
Urea	1,080	590			1,036	525
Other	823	375			811	365

Total domestic	2,763	531			2,622	486
International	399	519			377	485

Total nitrogen	3,162	530	255	275	2,999	486	269	217

Potash
Domestic	564	553			669	549
International	387	395			698	362

Total potash	951	489	213	276	1,367	454	167	287

Phosphate	816	730	543	187	842	785	476	309

Product purchased for resale	2,469	450	438	12	2,524	473	450	23

Other
Ammonium sulfate	244	420	214	206	270	359	191	168
Other	230				206

Total other	474				476

Total Wholesale	7,872	517	340	177	8,208	502	328	174

AGRIUM INC.

Depreciation and Amortization in Cost of Product Sold

(Unaudited - millions of U.S. dollars)

Schedule 4

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Retail	1	1	4	4

Wholesale
Nitrogen	19	23	57	60
Potash	11	9	30	29
Phosphate	29	13	56	34
Product purchased for resale	—	—	1	—
Other	2	—	4	2

	61	45	148	125

Advanced Technologies	4	3	11	10

Total	66	49	163	139

AGRIUM INC.

Schedule of Selected Retail and Consolidated Information

(Unaudited - millions of U.S. dollars, unless otherwise stated)

Schedule 5

	Rolling four quarters ended September 30,
	2012		2011
	Retail (4)	Total Agrium	Retail (4)	Total Agrium
Return on operating capital employed (%) (1)	17	25	15	26

Return on capital employed (%) (2)	9	17	8	17

Average non-cash working capital to sales (%)	20	16	24	18

Operating coverage ratio (%) (3)	70	52	72	50

EBITDA to sales (%) (5)	8	16	8	16

	September 30,
	2012		2011
	Retail (4)	Total Agrium	Retail (4)	Total Agrium
Non-cash working capital	2,688	2,953	2,816	3,237

(1)	Last twelve months EBIT less income taxes at a tax rate of 29 percent divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital; property, plant and equipment; investments in associates and other assets. Retail domestic return on operating capital employed was 21 percent (2011 – 18 percent).
(2)	Last twelve months EBIT less income taxes at a tax rate of 29 percent divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill. Retail domestic return on capital employed was 11 percent (2011 – 9 percent).
(3)	Selling, general and administrative, earnings from associates and other expenses, divided by gross profit.
(4)	The ratios presented for Retail are not recognized measures under IFRS. Total Agrium non-cash working capital less Retail non-cash working capital equals non-cash working capital for the remaining business units.
(5)	Retail domestic EBITDA to sales was 9 percent (2011 – 9 percent).